Exhibit 99.59

PRESS RELEASE

HudBay Minerals Completes Business Combination with Skye Resources;

Announces New Director and Chief Financial Officer

August 26, 2008 – TORONTO, ON and VANCOUVER, BC – HudBay Minerals Inc. (“HudBay”) (TSX – HBM) and Skye Resources Inc. (“Skye”) (TSX – SKR) are pleased to announce that the business combination between the two companies has been completed.

“We are very excited at the prospects for the combined company,” said Allen Palmiere, President and CEO of HudBay. “The completion of this transaction advances one of the key elements of our strategy - building scale and scope through opportunistic investments to complement HudBay’s existing operations.”

“HudBay’s attractive mix of producing, development and exploration assets provide a solid platform for future growth,” added Mr. Palmiere. “Our balance sheet strength and cash flows place us in an excellent position to bring the Fenix Project into production as well as continue our aggressive exploration and development activities in the prolific Flin Flon Greenstone Belt. At the same time, we will continue to seek additional opportunities in support of further growth and value creation for shareholders.”

Effective August 26, 2008, 31,295,685 HudBay shares were issued under a Plan of Arrangement pursuant to the Business Corporations Act (British Columbia). Skye common shares have been automatically exchanged on the basis of 0.61 HudBay common shares and C$0.001 in cash for each Skye common share held.

New Director

HudBay is also announcing that Colin K. Benner, formerly Vice Chairman and Chief Executive Officer of Skye, is appointed director of HudBay. “Colin K. Benner brings significant mining industry experience together with extensive public company experience,” said Norman Anderson, Chairman of HudBay. “We are pleased to have him join the board, and I welcome him to the HudBay team on behalf of the board of directors and senior management.”

Colin K. Benner is a professional engineer with over 40 years’ experience in mining engineering and management in Canada and internationally. Colin is also Chairman of the Board of PBS Coals, a private coal mining company in Pennsylvania, and he serves as a director on a number of other boards of mining companies.

New Chief Financial Officer

Effective today, David S. Bryson will join HudBay as Vice President and Chief Financial Officer. David is a Chartered Financial Analyst charterholder, and joins HudBay from Skye, where he held the position of Chief Financial Officer. He has an extensive background in corporate treasury and development, having had a lengthy career at Terasen Inc. from 1989 to 2006, most recently as its Treasurer. Terasen is a former publicly traded energy infrastructure company, purchased by Kinder Morgan Inc. in late 2005.

“We are very pleased to have David join the HudBay management team,” said Allen Palmiere. “He brings with him a wealth of experience and we look forward to benefiting from his expertise.” The appointment of Mr. Bryson comes as Jeff Swinoga has resigned to pursue other opportunities. “We would like to take this opportunity to thank Mr. Swinoga for his contributions to HudBay over the last few years and we wish him all the best in his future endeavours,” added Palmiere.

About HudBay Minerals Inc.

HudBay Minerals Inc. is a leading integrated base metals mining company with assets in North and Central America and a focus on the discovery and production of nickel, zinc and copper metal. The company is investing for the future in one of the most ambitious exploration programs in Canada, targeting its 400,000 hectare exploration territory in the Flin Flon Greenstone Belt, and commencing development of the world class Fenix Nickel Project (the “Fenix Project”) in Guatemala. As an integrated mining company, HudBay operates mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, and the White Pine copper refinery in Michigan. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

(HBM-G)

FOR FURTHER INFORMATION PLEASE CONTACT:

HudBay Minerals Inc./Skye Resources Inc.

H. Maura Lendon

Vice President and General Counsel

HudBay Minerals Inc.

Tel: (416) 362-2335

Email: maura.lendon@hudbayminerals.com

Website: www.hudbayminerals.com

Cautionary Notice: This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and United States securities laws. Forward-looking information includes, but is not limited to, information concerning the business combination between HudBay and Skye, HudBay’s exploration program and its strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Many of these assumptions are based on factors and events that are not within the control of HudBay or Skye and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, economic factors, government regulation and approvals, environmental and reclamation risks, costs, timing and amount of future production, capital expenditures and requirements for additional capital, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and the availability of skilled labour, results of exploration and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for each of HudBay and Skye available at www.sedar.com. Although HudBay and Skye have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay and Skye undertake no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

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